                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No.   )*


                        National Equipment Services, Inc.
   ------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   635847106
               -------------------------------------------------
                                 (CUSIP Number)


                                Kevin P. Rodgers
                     c/o National Equipment Services, Inc.
                       1603 Orrington Avenue, Suite 1600
                            Evanston, Illinois 60201
                                 (847) 733-1000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 14, 2000
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 7 Pages

---------------------                                      -------------------
 CUSIP No. 635847106                 13D                    Page 2 of 7 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      Kevin P. Rodgers

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,143,975

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,143,975

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,143,975

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          -------------------

          The class of equity security to which this Schedule 13D relates is the common stock ("Common Stock"), par value $0.01 per share ("Share"), of National Equipment Services, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1603 Orrington Avenue, Suite 1600, Evanston, Illinois 60201.

Item 2.   Identity and Background.
          -----------------------

          This Statement is being filed by Kevin P. Rodgers, by virtue of his acquisition of certain Shares and resulting beneficial ownership of greater than 5% of the outstanding Shares of the Common Stock.

          (a)  Name: The name of the reporting person is Kevin P. Rodgers.

          (b) Business Address: The principal business address of Mr. Rodgers is 1603 Orrington Avenue, Suite 1600, Evanston, Illinois 60201.

          (c) Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization: Mr. Rodgers is the president and chief executive officer of the Issuer. The Issuer's business address is 1603 Orrington Avenue, Suite 1600, Evanston, Illinois 60201.

          (d) Criminal Proceedings: During the past five years, Mr. Rodgers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Securities Laws: During the past five years, Mr. Rodgers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship: Mr. Rodgers is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Mr. Rodgers has acquired an aggregate of 1,143,975 Shares for total consideration of $274,975.

          In connection with the formation of the Issuer in June 1996, Mr. Rodgers purchased 96 shares of Class B Common Stock from the Issuer at a price of $10 per share. In January 1997, Mr. Rodgers purchased an additional 7,904 shares of Class B Common Stock from the Issuer at a price of $10 per share. Mr. Rodgers paid for such additional shares in part by delivering a $63,232 promissory note to the Issuer. The promissory note bears interest at a rate per annum equal to the applicable federal rate as set forth in Section 1274(d) of the Internal Revenue Code of 1986, as amended. The principal amount of the promissory note and all interest accrued thereon mature in part in June 2006, with the remainder maturing in January 2007. The promissory note may be prepaid in full or in part at any time.

                               Page 3 of 7 Pages

          In connection with the Issuer's initial public offering of Common Stock in July 1998, each of Mr. Rodgers' 8,000 shares of Class B Common Stock was converted into one Share and each such Share was thereafter split into 139 Shares so that, as a result, immediately after such conversion and stock split, Mr. Rodgers held 1,112,000 Shares.

          Mr. Rodgers purchased an additional 100 Shares from the Issuer in the initial public offering at a price of $13.50 per Share. In addition, in January 2000, Mr. Rodgers purchased 10,000 Shares at an average price of $6.2375 per Share, which purchases were effected through unsolicited brokers' transactions on the New York Stock Exchange. The funds for these purchases were provided from Mr. Rodgers' personal funds.

          In February 2000, Mr. Rodgers elected to have his 1999 bonus of $131,250 paid by the Issuer in the form of the issuance of 21,875 registered Shares pursuant to the Issuer's Long Term Incentive Plan. The closing price of the Common Stock on the date of such issuance was $6.

Item 4.   Purpose of Transaction.
          ----------------------

          Mr. Rodgers serves as president and chief executive officer of the Issuer and acquired the Shares for investment purposes. Mr. Rodgers is continuing to review the performance of his investments and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Rodgers may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. Mr. Rodgers may also explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present Board or management of the Issuer, or changes in the Issuer's business or corporate structure.

          Although the foregoing reflects activities presently contemplated by Mr. Rodgers with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Rodgers will take any of the actions referred to above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  Amount Beneficially Owned:

               Mr. Rodgers beneficially owns 1,143,975 Shares. Based on the 21,905,887 Shares outstanding on April 1, 2000, Mr. Rodgers beneficially owns 5.2% of the outstanding Shares.

                               Page 4 of 7 Pages

          (b)  Number of Shares as to which Mr. Rodgers has:

               (i)   Sole power to vote or to direct the vote:

                     1,143,975*


               (ii)  Shared power to vote or to direct the vote:

                     -0-

               (iii) Sole power to dispose or to direct the disposition of:

                     1,143,975*

               (iv)  Shared power to dispose or to direct the disposition of:

                     -0-

          (c) Transactions Within the Past 60 Days: In the past 60 days, the following transactions have occurred involving Mr. Rodgers.


               Person Who Effected     Transaction       Number of     Price Per
                 the Transaction           Date       Shares Acquired    Share
               -------------------    -------------   ---------------  ---------
                Kevin P. Rodgers    February 14, 2000      21,875        $6.00

               The information set forth above under the heading "Item 3. Source and Amount of Funds or Other Consideration" is incorporated by reference.

          (d) Right to Receive or Power to Direct: No person other than Mr. Rodgers has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by Mr. Rodgers.

          (e)  Date Reporting Person Ceased to be 5% Owner: Not applicable.


-----------------------
* Rodgers Investment Partners, L.P. (the "Family L.P.") is the direct beneficial owner of 1,112,000 of such Shares. KPR Management Trust (the "Trust"), a trust, is a general partner of the Family L.P. and Mr. Rodgers is the trustee of the Trust. As such, Mr. Rodgers may be deemed to be a beneficial owner of such Shares. Mr. Rodgers expressly disclaims beneficial ownership of these 1,112,000 Shares. The filing of this Schedule 13D shall not be deemed an admission that Mr. Rodgers is, for Section 16 purposes or otherwise, the beneficial owner of such Shares.

                               Page 5 of 7 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          In connection with the formation of the Issuer, the Issuer and its stockholders (including Mr. Rodgers) entered into a Registration Agreement dated as of June 4, 1996 (the "Registration Agreement") pursuant to which certain stockholders (including Mr. Rodgers) have the right in certain circumstances and, subject to certain conditions, to require the Issuer to register Shares held by them under the Securities Act of 1933, as amended. Under the Registration Agreement, except in limited circumstances, the Issuer is obligated to pay all expenses in connection with such registration.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          Registration Agreement dated as of June 4, 1996 between the Issuer, Golder, Thoma, Cressey, Rauner Fund IV, L.P. and certain executives named therein (incorporated by reference to the Issuer's Registration Statement on Form S-4 (File No. 333-43553).

          Promissory Note dated as of January 6, 1997 by Kevin P. Rodgers in favor of the Issuer in the principal amount of $63,232 (incorporated by reference to the Issuer's Registration Statement on Form S-4 (File No. 333-43553).

                              Page 6 of 7 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 21, 2000


                                /s/ Kevin P. Rodgers
                                -------------------------------------------
                                Print Name: Kevin P. Rodgers

                               Page 7 of 7 Pages